Exhibit 99.1

Golden Star progresses Prestea Mine development

TORONTO, June 29, 2015 /CNW/ - Golden Star is pleased to confirm that it has secured the necessary permits to develop open pit operations at its Prestea Mine.  The surface deposits to the south of the Prestea underground mine are host to 122,000 ounces of non-refractory Mineral Reserves at an average grade of 2.24 g/t Au.  These surface operations are expected to be in production by the end of 2015, a year earlier than production from Prestea was initially anticipated. Combined with the redevelopment of underground operations, Prestea has the potential to deliver in excess of five years of low cost production.

The environmental permit was issued by the Ghanaian Environmental Protection Agency after Golden Star undertook extensive impact assessment studies and local community consultations.

Prestea South has not been mined to date and an investment in the haul road will be required to bring the project into production.  The existing contractor's fleet at Bogoso will be used to haul this oxide ore 16 kilometers to the Bogoso non-refractory plant where processing will take place.

Commenting on this development, Sam Coetzer, President and CEO of Golden Star, said:

"The awarding of this permit is welcome news and will enable us to start exploiting the considerable potential of our Prestea concession.  Developing Prestea South is the first step towards our corporate strategy of transitioning into a higher margin non-refractory gold producer.  We expect to update stakeholders with a new full year mine plan in the third quarter of 2015."

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 29-JUN-15